EXHIBIT 11



                          GTE CORPORATION AND SUBSIDIARIES
                      CALCULATION OF EARNINGS PER COMMON SHARE



                                                           Three Months Ended
                                                                March 31
                                                           1995         1994
                                                             (In Thousands)

  Net income applicable to common stock                  $543,282     $499,610

  Adjustments to net income:
  Add - Preferred dividend requirements on
          dilutive convertible preferred stocks               138          158
        Interest expense, net of tax effect, on
          employees' stock plans                              172          172
            Total adjustments                                 310          330

  Adjusted consolidated net income
     applicable to common stock                          $543,592     $499,940

  Average common shares                                   967,091      953,609

  Adjustments to common shares:
  Add - Dilutive convertible preferred stocks                 532          605
        Employees' stock and stock option plans             1,935        1,694
            Total adjustments                               2,467        2,299

  Adjusted average common shares                          969,558      955,908

  EARNINGS PER COMMON SHARE:

  Primary  (1)                                           $    .56     $    .52

  Fully diluted  (2)                                     $    .56     $    .52




  (1) Computed by dividing net income applicable to common stock for the periods by the average common shares outstanding. Common stock equivalents are excluded from this computation since they do not have a 3% dilutive effect.

  (2) Computed assuming conversion or exercise of those preferred stocks and stock plans that would have a dilutive effect.

        (a) Average common shares outstanding are adjusted to reflect the shares which would be issued upon conversion of preferred stocks using the "if converted" method. Equivalent common shares to be added to average shares for the employees' stock plans, stock ownership plan and stock options are computed according to the "treasury stock" method.

        (b) Net income for the periods is adjusted to reflect the increase in income for the preferred dividends declared for the periods on the convertible preferred stocks, and the interest accrued, net of tax effect, on funds received from installments under the employees' stock plans.